UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT of 1934

COMCAST CORPORATION

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2010.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to

Commission file number 001-32871

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Comcast Corporation

One Comcast Center

Philadelphia, PA 19103-2838

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

Financial Statements as of

December 31, 2010 and 2009 and for

the Year Ended December 31, 2010;

Supplemental Schedule as of December 31, 2010;

and Report of Independent Registered Public

Accounting Firm

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Comcast Corporation Retirement-Investment Plan

Philadelphia, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Comcast Corporation Retirement-Investment Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. The schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

June 28, 2011

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2010 AND 2009

(Thousands of Dollars)

	December 31,
	2010	2009
ASSETS:
Cash	$52	$69
Participant-directed investments, at fair value	3,160,160	2,670,145

Receivables:
Notes receivable from participants	107,933	96,048
Contributions receivable from participants	9,529	8,666
Contributions receivable from employer	8,600	10,320

	126,062	115,034

ASSETS AVAILABLE FOR BENEFITS	3,286,274	2,785,248

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(13,880)	(4,235)

NET ASSETS AVAILABLE FOR BENEFITS	$3,272,394	$2,781,013

See notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2010

(Thousands of Dollars)

Year Ended December 31, 2010
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$306,346
Dividends	34,264
Interest	12,521

Net investment income	353,131

Contributions:
Participant	227,322
Employer	147,884
Rollover	15,356

Total contributions	390,562

Interest income on notes receivable from participants	5,576

Total additions	749,269

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	255,419
Administrative expenses	2,469

Total deductions	257,888

Net increase	491,381

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,781,013

End of year	$3,272,394

See notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 and 2009

1.	PLAN DESCRIPTION

General

The following description of the Comcast Corporation Retirement-Investment Plan (the “Plan”) provides only general information. Plan participants should refer to the Plan document and applicable amendments for a more complete description of the Plan’s provisions. Copies of these documents are available from the Plan Administrator, Comcast Corporation (“Comcast”, the “Company” or the “Plan Administrator”).

The Plan is a defined contribution plan qualified under Internal Revenue Code (the “Code”) Sections 401(a), 401(k) and 401(m). The original Plan has been amended and restated to reflect mergers of other plans with and into the Plan and to make certain other technical, compliance and design changes. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employees become eligible to participate in the Plan in the first month after completion of three months of service and shall be automatically enrolled in the Plan at a contribution rate equal to two percent of eligible compensation on a pre-tax basis unless they opt out of participation. Automatically-enrolled participants may thereafter increase or decrease their contribution. The maximum amount of eligible compensation that may be deferred is 50%, subject to certain limits imposed by the Code. Effective January 1, 2010, the Company matches 100% of the participant’s contribution up to 4.5% of the participant’s eligible compensation for such payroll period. Rollover contributions represent participant assets transferred to the Plan from other qualified retirement plans.

Each participant has at all times a 100% nonforfeitable interest in the participant’s contributions and earnings attributable thereto. Company matching contributions for Plan years beginning after December 31, 2000 are fully and immediately vested. Company matching contributions for Plan years ended on or prior to December 31, 2000 vested according to years of service.

Each participant has the right, in accordance with the provisions of the Plan, to direct the investment by the Trustee of the Plan of all amounts allocated to the separate accounts of the participant under the Plan among any one or more of the investment fund options. The Trustee pays benefits and expenses upon the written direction of the Plan Administrator. Effective January 1, 2010 the participants in the Plan were assessed a $19 per year administrative fee per account.

Amounts contributed by the Company which are forfeited by participants as a result of the participants’ separation from service prior to becoming 100% vested shall be used to reduce the Company’s required contributions. Pending application of the forfeitures, the Company may direct the Trustee to hold the forfeitures in cash or under investment in a suspense account. If the Plan should terminate with any forfeitures not applied against Company contributions, they will be allocated to then current participants in the proportion that each participant’s eligible compensation for that Plan year bears to the eligible compensation for all such participants for the Plan year. Forfeitures used for the year ended December 31, 2010 amounted to $92,780. Outstanding forfeitures not yet applied against Company contributions at December 31, 2010 and 2009 were $4,671 and $46,862, respectively.

Any participant who has a separation from service for any reason shall be entitled to receive his/her vested account balance. Upon death, disability or attainment of age 65, a participant’s account becomes fully vested in all Company contributions regardless of the participant’s years of service. Generally, distribution will start no later than 60 days after the close of the Plan year in which the participant’s separation from service occurs, subject to certain deferral rights under the Plan. The distribution alternatives permitted are a lump sum payment, annual or quarterly installments, a rollover into another qualified plan, or any combination of the foregoing.

Trustee

Fidelity Management Trust Company is the appointed Trustee of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are presented using the accrual basis of accounting. The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company’s common stock is valued at the closing price reported on the NASDAQ Global Select Market on the last business day of the Plan year. Money market funds are stated at amortized cost, which approximates fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The stable value fund is stated at fair value and then adjusted to contract value as described below. Fair value of the stable value fund is the net asset value of its underlying investments and contract value is principal plus accrued interest. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Investment contracts, such as those included in the Comcast Stable Value Fund, are required to be reported at fair value. However, contract value is the relevant measure of fully benefit-responsive investment contracts since that is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by accounting principles generally accepted in the United States (“U.S. GAAP”), the Statements of Net Assets Available for Benefits present investments at fair value as well as an additional line item showing the adjustment of fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Net unrealized appreciation or depreciation in the financial statements reflects changes in fair value of investments held at year end, while net realized gains and losses associated with the disposition of investments are recorded as of the trade date and calculated based on fair value as of such date. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Benefits are recorded when paid.

Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not affect, and the future adoption is not expected to affect, the Plan’s financial statements.

In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Plan’s financial statements. As a result, the Statement of Net Assets Available for Benefits at December 31, 2009 was not restated; however, we removed the participant loans from the ASC 820 Fair Value Measurements tabular footnote disclosure for the year ended December 31, 2009 to be consistent with the current year presentation.

3.	INVESTMENTS

The fair market value of investments held by the Plan representing 5% or more of the Plan’s assets are identified below (in thousands).

	December 31,
	2010	2009
Mutual Funds
Dodge and Cox Balanced Fund	$191,340	$169,295
Fidelity Diversified International Fund	197,102	180,598
Fidelity Spartan 500 Index Advantage Fund	167,700	146,341
Pimco Total Return Institutional Fund	174,573

Separate account
T. Rowe Price Blue Chip Growth Fund	213,652	184,759

Comcast Corporation Stock
Class A Common Stock	220,774	167,894

Comcast Stable Value Fund
State Street Bank and Trust Company Boston		142,309
JP Morgan Chase	195,336	192,684
Natixis		142,299

During 2010, the Plan’s investments, including investments purchased and sold, as well as held during the year, appreciated (depreciated) in fair value as follows (in thousands):

Common stock
Comcast Class A	$51,669
Comcast Class A Special	8,245

Total common stock	59,914

Mutual funds
Domestic stock funds	90,418
International stock funds	19,373
Balanced funds	16,563
Fixed income funds	(576)

Total mutual funds	125,778

Separate account	30,266

Common collective trusts	90,388

$306,346

As described in Note 2, included in the Comcast Stable Value Fund are fully benefit-responsive investment contracts, which are carried at contract value. The rate at which interest is credited to the Plan is that determined under the contract, consistent with reflecting participant balances at contract value as opposed to the market value of the underlying assets. Interest rates are reset quarterly by the issuers of the investment contracts.

The average yield of investment contracts held as of December 31, 2010 and 2009 was 2.30% and 2.42%, respectively. When adjusted to reflect the actual interest credited to the Plan, the average yield of investment contracts held as of both December 31, 2010 and 2009 was 2.12%.

The following table summarizes the adjustments from fair value to contract value related to the fully benefit-responsive investment contracts included in the Comcast Stable Value Fund:

	2010 Credit Rating	2010	2009
State Street Bank and Trust Company Boston	AA-	$(3,470)	$(1,059)
JP Morgan Chase	AA-	(4,705)	(1,059)
Natixis	A+	(3,470)	(1,059)
AIG Financial Products Corp	A-	(2,235)	(1,058)

		$(13,880)	$(4,235)

There are certain events, such as the Plan’s failure to qualify under Section 401(a) or 401(k) of the Code, which can limit the fund’s ability to transact at contract value. At this time, the occurrence of any such limiting event is not probable.

A contract issuer may terminate a contract at any time. Settlement upon termination will be at contract value unless the terms of the contract were not met or the Trustee’s authority over the Plan is limited or terminated.

4.	FAIR VALUE MEASUREMENTS

ASC 820 establishes a hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques. The levels of the hierarchy are described below:

Level 1	Consists of financial instruments whose values are based on quoted market prices for identical financial instruments in an active market.

Level 2	Consists of financial instruments that are valued using models or other valuation methodologies. These models use inputs that are observable either directly or indirectly and include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Pricing models whose inputs are observable for substantially the full term of the financial instrument;

•	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the financial instrument.

Level 3	Consists of financial instruments whose values are determined using pricing models that utilize significant inputs that are primarily unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The valuation methodologies used for assets measured at fair value are as follows:

Mutual funds, separate account and common collective trusts: Valued at the net asset value of shares held by the Plan at year end.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Guaranteed investment contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The table below sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009.

Assets at Fair Value as of December 31, 2010 (in thousands)
	Level 1	Level 2	Level 3	Total
Common stock
Comcast Class A	$220,774			$220,774
Comcast Class A Special	34,812			34,812
Total common stock	255,586			255,586

Mutual Funds
Domestic stock funds	659,073			659,073
International stock funds	308,284			308,284
Balanced funds	191,340			191,340
Money market funds	5			5
Fixed income funds	174,573			174,573
Total mutual funds	1,333,275			1,333,275

Separate account		$213,652		213,652

Common collective trusts		757,332		757,332

Comcast Stable Value Fund
Short term investments	24,348			24,348
Guaranteed investment contracts		575,967		575,967
Total Comcast Stable Value Fund	24,348	575,967		600,315

Total investments at fair value	$1,613,209	$1,546,951	$	$3,160,160

Assets at Fair Value as of December 31, 2009 (in thousands)
	Level 1	Level 2	Level 3	Total
Common stock
Comcast Class A	$167,894			$167,894
Comcast Class A Special	29,759			29,759
Total common stock	197,653			197,653

Mutual Funds
Domestic stock funds	525,329			525,329
International stock funds	279,602			279,602
Balanced funds	169,295			169,295
Money market funds	5			5
Fixed income funds	137,314			137,314
Total mutual funds	1,111,545			1,111,545

Separate account		$184,759		184,759

Common collective trusts		584,266		584,266

Comcast Stable Value Fund
Short term investments	22,705			22,705
Guaranteed investment contracts		569,217		569,217
Total Comcast Stable Value Fund	22,705	569,217		591,922

Total investments at fair value	$1,331,903	$1,338,242	$	$2,670,145

5.	PARTICIPANT LOANS AND HARDSHIP WITHDRAWALS

A participant may borrow from his/her Plan account subject to the approval of the Plan Administrator in accordance with applicable regulations issued by the Internal Revenue Service (“IRS”) and the Department of Labor. In general, a participant may borrow a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of the participant’s nonforfeitable accrued benefit on the valuation date (as defined by the Plan) last preceding the date on which the loan request is processed by the Plan Administrator. The maximum term of a loan made pursuant to the Plan is five years (loans with terms of greater than five years exist under the Plan as a result of rollovers from merged plans). Interest accrues at the rate of prime plus 1% as of the month the loan application is approved. Principal and interest are paid through payroll deductions or participant initiated payments. Interest rates ranged from 4.25% to 10.5% for the year ended December 31, 2010. Maturities on active outstanding loans ranged from 2011 to 2038 for the year ended December 31, 2010. Loan transactions are treated as a transfer between the investment fund and notes receivable from participants.

Effective after a calendar quarter of non-repayment, a loan is considered to be in default. Defaulted loans are treated as distributions for tax purposes and become taxable income to the participant in the year in which the default occurs.

A participant may withdraw all or a portion of his/her benefits derived from salary reduction, rollovers or the vested portion of employer contributions, and earnings thereon, on account of hardship, as defined by the Plan and applicable IRS regulations. Under these rules, the participant must exhaust the possibilities of all other distributions, loans, etc. available under the Plan and meet certain other requirements. Upon receiving a hardship withdrawal, the participant’s elective contributions are suspended for six calendar months.

6.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2010 and the increase in net assets available for benefits per the financial statements to the net income per the Form 5500 for the year ended December 31, 2010 is as follows (in thousands):

December 31, 2010
Net assets available for benefits per the financial statements	$3,272,394
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	13,880

Total net assets per the Form 5500	$3,286,274

Year Ended
December 31, 2010
Increase in net assets available for benefits per the financial statements	$491,381
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	13,880

Net income per Form 5500	$505,261

7.	ADMINISTRATION OF THE PLAN

The Company, as Plan Administrator, has the authority to control and manage the operation and administration of the Plan and may delegate all or a portion of the responsibilities of controlling and managing the operation and administration of the Plan to one or more persons.

8.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each affected participant’s account balance will become fully vested.

9.	FEDERAL TAX CONSIDERATIONS

a.	Income Tax Status of the Plan—On May 8, 2009, the Plan received an updated determination letter from the IRS stating that the Plan, as amended and restated December 12, 2007, is qualified and that the trust established under the Plan is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

b.	Impact on Plan Participants—Matching contributions and salary reduction contributions, as well as earnings on Plan assets, are generally not subject to federal income tax until distributed from a qualified plan that meets the requirements of Sections 401(a), 401(k) and 401(m) of the Code.

c.	Evaluation of Tax Position—In accordance with Accounting Standards Codification (ASC) 740-10-50-15 c – e, the Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2007.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

SCHEDULE H – PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2010

FEIN #27-0000798

PLAN #001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
			($ in thousands)
	Mutual Funds (at fair value)
	Dodge and Cox Balanced Fund	2,724,862 units	191,340
*	Fidelity Diversified International Fund	6,537,366 units	197,102
*	Fidelity Growth Company	1,380,677 units	114,803
*	Fidelity Ret Govt MM	5,416 units	5
*	Fidelity Small Cap Stock Fund	7,747,291 units	151,847
	Pimco Total Return Institutional Fund	16,089,640 units	174,573
*	Fidelity Spartan International Index Fund	1,302,723 units	45,817
*	Fidelity Spartan 500 Index Advantage Fund	3,700,234 units	167,700
	Templeton World Fund, Class A	4,404,660 units	65,365
	Vanguard Small Cap Index Fund	1,826,777 units	63,517
	Vanguard Total Stock Market Index Fund	1,494,354 units	47,177
	Vanguard Windsor II Fund	2,502,821 units	114,029

			1,333,275

	Separate Account (at fair value)
	T. Rowe Price Blue Chip Growth Fund (separate account)
	Corporate common stock (B28XP76)	66,600 shares	1,602
	Corporate common stock (B4BNMY3)	36,800 shares	1,784
	Corporate common stock (009158106)	9,100 shares	828
	Corporate common stock (00971T101)	11,100 shares	522
	Corporate common stock (018490102)	29,400 shares	2,019
	Corporate common stock (021441100)	23,600 shares	840
	Corporate common stock (023135106)	56,100 shares	10,098
	Corporate common stock (025816109)	63,900 shares	2,743
	Corporate common stock (029912201)	65,700 shares	3,393
	Corporate common stock (03076C106)	26,100 shares	1,502
	Corporate common stock (031162100)	700 shares	38
	Corporate common stock (037833100)	46,000 shares	14,838
	Corporate common stock (052769106)	12,700 shares	485
	Corporate common stock (053015103)	1,800 shares	83
	Corporate common stock (056752108)	30,000 shares	2,896
	Corporate common stock (064058100)	1,800 shares	54
	Corporate common stock (075896100)	34,500 shares	1,696
	Corporate common stock (09247X101)	1,000 shares	191
	Corporate common stock (111320107)	59,800 shares	2,604
	Corporate common stock (12572Q105)	300 shares	97
	Corporate common stock (126408103)	4,000 shares	258
	Corporate common stock (13342B105)	36,800 shares	1,867
	Corporate common stock (14149Y108)	14,200 shares	544
	Corporate common stock (143130102)	11,700 shares	373
	Corporate common stock (143658300)	59,000 shares	2,720
	Corporate common stock (151020104)	47,300 shares	2,797

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
			($ in thousands)
	Corporate common stock (156782104)	2,400 shares	227
	Corporate common stock (189754104)	36,800 shares	2,035
	Corporate common stock (191216100)	900 shares	59
	Corporate common stock (20605P101)	5,700 shares	500
	Corporate common stock (219350105)	55,300 shares	1,068
	Corporate common stock (22160K105)	4,000 shares	289
	Corporate common stock (231021106)	2,900 shares	319
	Corporate common stock (235851102)	154,000 shares	7,264
	Corporate common stock (244199105)	9,400 shares	781
	Corporate common stock (254687106)	70,100 shares	2,629
	Corporate common stock (25470F302)	49,100 shares	1,801
	Corporate common stock (256746108)	4,000 shares	224
	Corporate common stock (2594653)	74,600 shares	1,384
	Corporate common stock (268648102)	69,700 shares	1,596
	Corporate common stock (26875P101)	16,000 shares	1,463
	Corporate common stock (278058102)	3,400 shares	345
	Corporate common stock (278642103)	42,000 shares	1,169
	Corporate common stock (28176E108)	4,600 shares	372
	Corporate common stock (291011104)	44,300 shares	2,533
	Corporate common stock (302130109)	40,500 shares	2,211
	Corporate common stock (302182100)	77,500 shares	4,189
	Corporate common stock (30231G102)	900 shares	66
	Corporate common stock (30249U101)	21,000 shares	1,867
	Corporate common stock (311900104)	38,300 shares	2,295
	Corporate common stock (31428X106)	20,900 shares	1,944
	Corporate common stock (337738108)	19,200 shares	1,124
	Corporate common stock (354613101)	40,400 shares	4,493
	Corporate common stock (35671D857)	10,500 shares	1,261
	Corporate common stock (37045V100)	18,200 shares	671
	Corporate common stock (38141G104)	9,600 shares	1,614
	Corporate common stock (38259P508)	18,300 shares	10,870
	Corporate common stock (384802104)	9,400 shares	1,298
	Corporate common stock (406216101)	18,200 shares	743
	Corporate common stock (428236103)	3,200 shares	135
	Corporate common stock (438516106)	15,400 shares	819
	Corporate common stock (452308109)	2,400 shares	128
	Corporate common stock (458140100)	200 shares	4
	Corporate common stock (45865V100)	16,000 shares	1,906
	Corporate common stock (459200101)	5,600 shares	822
	Corporate common stock (46120E602)	300 shares	77
	Corporate common stock (461202103)	11,600 shares	572
	Corporate common stock (46625H100)	64,200 shares	2,723
	Corporate common stock (478366107)	32,800 shares	1,253
	Corporate common stock (481165108)	2,900 shares	252
	Corporate common stock (48203R104)	91,800 shares	3,389
	Corporate common stock (500255104)	20,000 shares	1,087
	Corporate common stock (517834107)	35,000 shares	1,608
	Corporate common stock (53071M104)	89,200 shares	1,407
	Corporate common stock (53217V109)	1,700 shares	94
	Corporate common stock (548661107)	49,600 shares	1,244

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
			($ in thousands)
	Corporate common stock (571903202)	79,157 shares	3,288
	Corporate common stock (57636Q104)	12,400 shares	2,779
	Corporate common stock (577081102)	20,200 shares	514
	Corporate common stock (580037109)	20,500 shares	424
	Corporate common stock (580135101)	25,000 shares	1,919
	Corporate common stock (58155Q103)	36,900 shares	2,597
	Corporate common stock (58405U102)	700 shares	43
	Corporate common stock (594918104)	900 shares	25
	Corporate common stock (61166W101)	3,600 shares	251
	Corporate common stock (61945A107)	23,100 shares	1,764
	Corporate common stock (629491101)	17,300 shares	519
	Corporate common stock (637071101)	2,600 shares	175
	Corporate common stock (64110D104)	10,000 shares	550
	Corporate common stock (654106103)	25,500 shares	2,178
	Corporate common stock (665859104)	18,400 shares	1,020
	Corporate common stock (67103H107)	28,500 shares	1,722
	Corporate common stock (674599105)	11,600 shares	1,138
	Corporate common stock (681919106)	29,400 shares	1,347
	Corporate common stock (693475105)	200 shares	12
	Corporate common stock (704549104)	29,000 shares	1,855
	Corporate common stock (713448108)	9,100 shares	595
	Corporate common stock (731572103)	8,100 shares	898
	Corporate common stock (74005P104)	43,700 shares	4,172
	Corporate common stock (740189105)	21,700 shares	3,021
	Corporate common stock (741503403)	4,900 shares	1,958
	Corporate common stock (742718109)	22,600 shares	1,454
	Corporate common stock (744320102)	9,500 shares	558
	Corporate common stock (747525103)	82,700 shares	4,093
	Corporate common stock (75281A109)	8,300 shares	373
	Corporate common stock (773903109)	21,200 shares	1,520
	Corporate common stock (776696106)	1,300 shares	99
	Corporate common stock (790849103)	9,100 shares	389
	Corporate common stock (79466L302)	1,500 shares	198
	Corporate common stock (806857108)	75,000 shares	6,263
	Corporate common stock (808513105)	23,700 shares	406
	Corporate common stock (824348106)	200 shares	17
	Corporate common stock (82481R106)	5,900 shares	427
	Corporate common stock (854502101)	8,400 shares	562
	Corporate common stock (855244109)	112,200 shares	3,605
	Corporate common stock (85590A401)	32,600 shares	1,981
	Corporate common stock (857477103)	14,600 shares	677
	Corporate common stock (863667101)	27,000 shares	1,450
	Corporate common stock (867224107)	25,500 shares	976
	Corporate common stock (87236Y108)	9,100 shares	173
	Corporate common stock (87612E106)	2,900 shares	174
	Corporate common stock (883556102)	1,400 shares	78
	Corporate common stock (88579Y101)	23,100 shares	1,994
	Corporate common stock (886547108)	900 shares	56
	Corporate common stock (887317303)	23,600 shares	759
	Corporate common stock (902973304)	53,500 shares	1,443

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
			($ in thousands)
	Corporate common stock (903914109)	2,900 shares	139
	Corporate common stock (907818108)	26,300 shares	2,437
	Corporate common stock (913017109)	24,300 shares	1,913
	Corporate common stock (92532F100)	9,000 shares	315
	Corporate common stock (92826C839)	40,000 shares	2,815
	Corporate common stock (949746101)	48,900 shares	1,515
	Corporate common stock (959802109)	55,200 shares	1,025
	Corporate common stock (966837106)	700 shares	35
	Corporate common stock (983134107)	5,400 shares	561
	Corporate common stock (983919101)	60,200 shares	1,745
	Interest bearing cash (98765455B)	1,635,653 shares	1,636
	Receivables		482
	Benefit Claims Payable		(87)
	Operating Payables		(206)
	Other Liabilities		(258)

			213,652

	Common Collective Trust (at fair value) – not Direct Filing Entity
	Thompson, Siegel and Walmsley SMID Cap Value
	Corporate common stock (B4XGY11 )	33,800 shares	1,170
	Corporate common stock (B4Y5TZ6)	27,700 shares	956
	Corporate common stock (007865108)	47,950 shares	1,181
	Corporate common stock (011659109)	7,100 shares	402
	Corporate common stock (018802108)	43,000 shares	1,581
	Corporate common stock (023436108)	17,500 shares	586
	Corporate common stock (04269Q100)	88,100 shares	988
	Corporate common stock (118440106)	18,700 shares	706
	Corporate common stock (12497T101)	18,500 shares	379
	Corporate common stock (125896100)	111,700 shares	2,078
	Corporate common stock (14161H108)	31,100 shares	550
	Corporate common stock (146229109)	30,700 shares	906
	Corporate common stock (15189T107)	133,700 shares	2,102
	Corporate common stock (156708109)	17,600 shares	1,086
	Corporate common stock (16115Q308)	16,700 shares	564
	Corporate common stock (171484108)	5,000 shares	217
	Corporate common stock (18538R103)	8,400 shares	658
	Corporate common stock (205826209)	17,700 shares	491
	Corporate common stock (2172372)	46,600 shares	1,334
	Corporate common stock (218868107)	44,200 shares	230
	Corporate common stock (228368106)	28,000 shares	935
	Corporate common stock (2339252)	2,900 shares	973
	Corporate common stock (243537107)	4,600 shares	367
	Corporate common stock (261608103)	22,100 shares	941
	Corporate common stock (2671932)	12,400 shares	996
	Corporate common stock (2728429)	15,200 shares	968
	Corporate common stock (2740542)	4,200 shares	370
	Corporate common stock (278768106)	32,600 shares	814
	Corporate common stock (29084Q100)	32,700 shares	948
	Corporate common stock (29100P102)	18,000 shares	1,163
	Corporate common stock (29264F205)	32,800 shares	1,171
	Corporate common stock (29275Y102)	17,300 shares	556

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
			($ in thousands)
	Corporate common stock (297425100)	5,400 shares	370
	Corporate common stock (302941109)	21,300 shares	794
	Corporate common stock (36467W109)	52,100 shares	1,192
	Corporate common stock (378967103)	34,900 shares	111
	Corporate common stock (404132102)	58,600 shares	1,696
	Corporate common stock (405024100)	8,900 shares	562
	Corporate common stock (410867105)	22,800 shares	1,065
	Corporate common stock (451107106)	26,200 shares	969
	Corporate common stock (45256B101)	57,000 shares	1,146
	Corporate common stock (45867G101)	19,800 shares	824
	Corporate common stock (46626E205)	38,500 shares	1,115
	Corporate common stock (488360207)	72,000 shares	1,050
	Corporate common stock (52602E102)	32,500 shares	959
	Corporate common stock (55272X102)	225,200 shares	1,838
	Corporate common stock (564563104)	19,500 shares	806
	Corporate common stock (570535104)	2,600 shares	983
	Corporate common stock (584690309)	29,500 shares	790
	Corporate common stock (58502B106)	9,300 shares	626
	Corporate common stock (64107N206)	31,500 shares	386
	Corporate common stock (65473P105)	58,500 shares	1,031
	Corporate common stock (670837103)	40,500 shares	1,844
	Corporate common stock (675746309)	59,600 shares	569
	Corporate common stock (681904108)	21,900 shares	556
	Corporate common stock (68618W100)	47,600 shares	595
	Corporate common stock (68628V308)	40,400 shares	469
	Corporate common stock (688239201)	39,000 shares	1,374
	Corporate common stock (69329Y104)	58,100 shares	362
	Corporate common stock (723484101)	46,800 shares	1,940
	Corporate common stock (727493108)	15,000 shares	558
	Corporate common stock (73930R102)	73,100 shares	746
	Corporate common stock (74835Y101)	38,000 shares	560
	Corporate common stock (751028101)	24,800 shares	1,612
	Corporate common stock (754907103)	25,900 shares	1,360
	Corporate common stock (758766109)	81,500 shares	957
	Corporate common stock (76009N100)	24,800 shares	801
	Corporate common stock (81725T100)	15,700 shares	577
	Corporate common stock (83088M102)	14,300 shares	409
	Corporate common stock (864159108)	23,000 shares	352
	Corporate common stock (879101103)	62,900 shares	749
	Corporate common stock (879664100)	66,700 shares	452
	Corporate common stock (88164L100)	55,400 shares	1,227
	Corporate common stock (891906109)	67,400 shares	1,037
	Corporate common stock (89784N104)	26,600 shares	592
	Corporate common stock (901109108)	37,000 shares	792
	Corporate common stock (90333E108)	70,600 shares	425
	Corporate common stock (909214306)	22,600 shares	585
	Corporate common stock (911268100)	58,200 shares	384
	Corporate common stock (918866104)	23,500 shares	760
	Corporate common stock (91911K102)	26,800 shares	758
	Corporate common stock (92046N102)	32,800 shares	526

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
			($ in thousands)
	Corporate common stock (92275P307)	37,300 shares	688
	Corporate common stock (95709T100)	70,400 shares	1,771
	Corporate common stock (966387102)	4,900 shares	574
	Corporate common stock (968223206)	9,300 shares	421
	Corporate common stock (98233Q105)	8,400 shares	386
	Interest bearing cash (98765455B)	3,833,448 shares	3,833
	Receivables		915
	Benefit Claims Payable		(10)
	Operating Payables		(260)
	Other Liabilities		(1,056)

			77,870

	Common collective trusts
	Vanguard Target Income	222,036 units	5,178
	Vanguard Target 2010	663,631 units	13,857
	Vanguard Target 2015	2,188,094 units	44,046
	Vanguard Target 2020	3,984,421 units	76,899
	Vanguard Target 2025	5,223,940 units	96,956
	Vanguard Target 2030	5,275,517 units	93,957
	Vanguard Target 2035	5,318,653 units	93,076
	Vanguard Target 2040	4,805,962 units	84,489
	Vanguard Target 2045	3,742,998 units	65,727
	Vanguard Target 2050	2,013,067 units	35,551
	Mellon Aggregate Bond Index Fund	363,899 units	69,726

			679,462

*	Comcast Corporation Stock (at fair value)
	Class A Common Stock	10,048,890 shares	220,774
	Class A Special Common Stock	1,672,854 shares	34,812

			255,586

	Comcast Stable Value Fund (at fair value)
	Fidelity Short Term Investment Fund; .21%	24,599,654 units	24,348
	Security-Backed Investment Contracts:
	Natixis; 2.38%	140,517,292 units	143,987
	JP Morgan Chase; 2.42%	190,630,632 units	195,336
	AIG Financial Products Corp; 2.49%	90,412,789 units	92,648
	State Street Bank and Trust Company Boston; 2.37%	140,526,208 units	143,996

			575,967

			600,315

	Notes receivable from participants (principal balance plus accrued but unpaid interest - interest rates from 4.25% to 10.5%; maturities from 2011 to 2038)		107,933

			$3,268,093

*	Represents a party-in-interest to the Plan.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-101295 of Comcast Corporation on Form S-8 of our report dated June 28, 2011, relating to the statements of net assets available for benefits as of December 31, 2010 and 2009, the related statement of changes in net assets available for benefits for the year ended December 31, 2010 and the related supplemental Schedule H - Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2010, which report appears in the December 31, 2010 Annual Report on Form 11-K of the Comcast Corporation Retirement-Investment Plan.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

June 28, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

	By:	Comcast Corporation
Plan Administrator
June 28, 2011
	By:	/s/ Lawrence J. Salva
Lawrence J. Salva
Senior Vice President, Chief Accounting Officer and Controller